UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2025

Frank Fuya Zheng
Chief Financial Officer
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

Re: X Financial
Form 20-F for Fiscal Year Ended December 31, 2022
Form 20-F for Fiscal Year Ended December 31, 2023
Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-38652

Dear Frank Fuya Zheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance